The Standard (Wednesday, 10th July 2002)

To: The U.S. Securities & Exchange Commission

The Stock Exchange of Hon[g] ... onsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

The Company announces that the Government has granted the Company an extension of time until 28 February 2003 for the Company to reduce its ownership in Galaxy to less than 50%.

Reference is made to the announcement of Television Broadcasts Limited ("the Company") dated 15 May 2002 relating to the application of the Company to the Government for an extension of time from 6 June 2002 to 28 February 2003 for the Company to reduce its ownership in Galaxy Satellite Broadcasting Limited ("Galaxy") to less than 50% of the equity capital of Galaxy as required under its domestic free television programme service licence.

The Company has been informed by the Government on 9 July 2002 that the Company's application has been granted. Further announcement will be made as soon as there is further development in the negotiation with potential investors in Galaxy.

By Order of the Board
Ho Chan Fai
Company Secretary

9 July 2002, Hong Kong

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